Exhibit 99.1

Catalyst Paper marks return to TSX with opening siren

RICHMOND, BC, Jan. 15, 2013 /CNW/ - Catalyst Paper (TSX: CYT) is marking its return to publicly traded status earlier this month by opening the market at Toronto Stock Exchange today. Catalyst President and Chief Executive Officer Kevin J. Clarke, is being joined by board member Todd Dillabough, other Catalyst executives and representatives of several key stakeholder groups to mark the event.

Catalyst's new class of common shares began trading on TSX under the symbol CYT on January 7, 2013. This follows the successful conclusion of a reorganization conducted last year under the Companies' Creditors Arrangement Act, through which Catalyst achieved significant debt and operating cost reductions.

"Everyone - employees, customers, suppliers and others - got behind the need to change, adapt and innovate," says Clarke. "Starting the trading day is a great way to mark the fresh start that we've collectively secured." In the spirit of communities and commerce, Clarke will be joined in initiating the siren by Adrian Dix, Member of the British Columbia Legislative Assembly and Leader of the Official Opposition, and Vice-President Lorne Richmond of YPG, the country's largest directory publisher and a longstanding Catalyst customer.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media & Others:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 08:00e 15-JAN-13